Realworld.com, LLC
Statement of Comprehensive Income
(Unaudited)

		For the Period October 19, 2022 (Inception) to December 31, 2022
Revenue	$	-
Expenses:		
Licensing expense		35,000
Banking Fees		60
Consulting		9,095
Interest Expense		1,216
Total expenses		45,371
Net loss	$	(45,371)